FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 24, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                            No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

		3rd quarter(1)		first nine months(2)

		2003	2002	2003		2002

	Net income
	(in millions of euros)	632	725	1,721	(3)	2,544
	Earnings per share
	(in euros)	0.71	0.81	1.93		2.86
	Net cash from operating and investing activities
	(in millions of euros)	266	1,466	527		3,206
therein:	Net cash provided by operating activities	2,038	2,094	3,310		4,347
	Net cash used in investing activities	(1,772)	(628)	(2,783)		(1,141)
	Group profit from Operations
	(in millions of euros)	1,023	1,098	3,193		3,049
	New orders
	(in millions of euros)	17,215	19,033	56,444		66,854	(4)
	Sales
	(in millions of euros)	17,380	20,482	54,455		62,726	(4)

	June 30, 2003	September 30, 2002

Employees (in thousands)	417	426
Germany	171	175
International	246	251

(1)	April 1 — June 30.
(2)	October 1 — June 30.
(3)	Includes a positive effect of €36 million (or €0.04 per share) due to the adoption of SFAS 143, Accounting for Asset Retirement Obligations.
(4)	Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens. Therefore, in fiscal year 2002, Infineon’s orders and sales are included only for the approximately two months in which Infineon was consolidated in the financial statements of Siemens.

Note: Beginning during the second quarter of fiscal 2003, Siemens replaced the term “EBIT from Operations” with “Group profit from Operations.” This change and further terminology changes made in the second quarter are explained on the page “Terminology update” at the end of this document. “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Press Presse Prensa For the business and financial press Munich, July 24, 2003

Siemens in the third quarter (April 1 to June 30) of fiscal 2003

•	Net income was €632 million, compared to €725 million in the third quarter a year earlier.

•	Group profit from Operations was €1.023 billion, compared to €1.098 billion in the same period a year ago. A majority of Siemens Groups increased their earnings.

•	Sales of €17.380 billion and orders of €17.215 billion were down 15% and 10%, respectively, from the third quarter a year earlier. Excluding currency translation and the net effect of acquisitions and dispositions, orders were down 1% and sales were down 7%.

•	Net cash from operating and investing activities for the first nine months of fiscal 2003 was €527 million. Net cash of €3.206 billion in the same period a year earlier benefited from €945 million in net proceeds from portfolio activities. Net cash in the current nine-month period included an acquisition payment of €505 million and approximately €850 million of increases in investments and marketable securities.

For the third quarter of fiscal 2003, Group profit from Operations was €1.023 billion, near the level a year earlier despite a €3.1 billion decline in sales. A majority of operating Groups improved both profits and earnings margins for the quarter. While Power Generation’s (PG) Group profit was lower due to the end of the gas turbine boom in the U.S., it remained among Siemens’ earnings leaders in the third quarter, along with Medical Solutions (Med), Automation and Drives (A&D), Siemens VDO Automotive (SV), and Osram.

Third-quarter net income of €632 million came in lower than the €725 million a year earlier. Non-allocated pension expense was €189 million compared to €61 million a year earlier, and Siemens’ equity share of the net loss at Infineon Technologies AG was higher in the current quarter, €43 million compared to €31 million a year earlier. In addition, the prior-year period included a €67 million gain on the sale of an investment. Earnings per share for the quarter were €0.71, compared to €0.81 a year earlier.

Net cash from operating and investing activities for the third quarter was €266 million, including an initial payment of €505 million to acquire the industrial turbine business of Alstom S.A. and €741 million in increases in investments and marketable securities. Excluding these items, net cash from operating and investing activities was €1.512 billion, compared to €1.466 billion in the same period a year earlier. For the first nine months of fiscal 2003, net cash from operating and investing activities was €527 million, including the items mentioned above as well as supplemental pension contributions totaling €442 million in the first quarter. Net cash from operating and investing activities in the first nine months a year earlier was €3.206 billion, including net cash provided from portfolio activities totaling €945 million related to transactions involving Infineon and Atecs Mannesmann.

Reflecting global macroeconomic conditions, all Siemens’ operating Groups reported weak sales and orders compared to the third quarter a year earlier, resulting in aggregate declines of 15% in sales, to €17.380 billion, and 10% in orders, to €17.215 billion. Negative currency translation effects, particularly involving the U.S. dollar, affected reported sales and orders across the board. Excluding currency translation and the net effect of acquisitions and dispositions, third-quarter sales declined 7% and orders edged down 1% year-over-year.

“I am satisfied with our third-quarter result,” said Siemens CEO Heinrich v. Pierer. “While the absence of demand growth in key markets, combined with significant currency translation effects, lowered sales and orders year-over-year, the trend is more gradual on a consecutive-quarter basis. It is even more satisfying that most of our Groups were able to move further toward their target earnings ranges for fiscal 2003. I expect a similarly positive performance in the fourth quarter. Clearly the Operation 2003 measures are taking effect, and they are being consistently applied.”

Operations in the third quarter of fiscal 2003

In the Information and Communications business area, Information and Communication Networks, (ICN) reported a loss of €125 million, including €72 million in charges primarily at Efficient Networks. On a consecutive quarter basis, ICN’s Group Profit margin improved. Third-quarter earnings at the Enterprise Networks division were €62 million, up from the prior-year period, but revenue declined to €893 million from €955 million a year earlier due to currency translation effects. ICN’s Carrier Networks and Services business also reported lower sales year-over-year, €801 million compared to €1.108 billion, and posted a loss of €128 million. The division’s third-quarter loss a year earlier was €183 million. For ICN as a whole, sales dropped 23% to €1.687 billion from €2.190 billion in the prior-year period, including a 6% negative currency translation effect. Third-quarter orders declined 13% year-over-year, to €1.756 billion, with nearly half the decrease due to currency translation.

Information and Communication Mobile (ICM) recorded Group profit of €17 million in the third quarter, including a number of one-time net positive effects at the Mobile Phones and Mobile Networks divisions. In the same period a year earlier, ICM posted a loss of €9 million. The Mobile Networks division posted a profit of €36 million on sales of €968 million, compared to a loss of €21 million on sales of €1.218 billion in the third quarter of the prior year. The Mobile Phones division recorded sales of €922 million on a volume of 8.1 million handsets, similar to the level a year earlier, but posted a loss of €42 million. For comparison, Mobile Phones posted a profit of €28 million in the same quarter a year earlier. Third-quarter sales for ICM as a whole fell 14%, to €2.160 billion. Orders were down 2%, at €2.313 billion. Excluding currency translation effects, sales fell 10% and orders grew 5%.

Siemens Business Services (SBS) posted Group profit of €17 million, up from €5 million in the third quarter a year earlier. Continuing weak demand for information technology (IT) services caused third-quarter sales to decline 6%, to €1.283 billion, and orders to decline 7%, to €1.297 billion.

In the Automation and Control business area, A&D continued to produce outstanding earnings in a difficult environment, raising its Group profit to €203 million and its margin to nearly 10% in the third quarter. The Group’s Industrial Automation Systems and Motion Control Systems divisions again led the way. A&D also strengthened its overall market position with innovative new products across the Group that helped offset pricing pressure and weak demand in the U.S. Excluding currency translation effects, sales grew 3% and orders rose 6% year-over-year. Third-quarter sales of €2.074 billion were just 3% lower than a year ago, while orders held steady at €2.078 billion.

Industrial Solutions and Services (I&S) recorded €5 million in Group profit, compared to a loss of €32 million in the third quarter a year earlier, when the Group took charges to reduce capacity in a contracting market for industrial solutions. Market conditions remain difficult, as third-quarter sales declined 10%, to €959 million, and orders fell 8%, to €911 million. Both sales and orders included a five percentage point negative currency translation effect.

Siemens Dematic (SD) battled weak markets, project delays, and margin pressures, recording a Group loss of €64 million including €39 million in charges for capacity reduction, inventory write-downs, and increased contract loss provisions for existing project risks. Third-quarter Group profit a year earlier was €12 million. While the Electronics Assembly Systems division began to restore sales growth in its large pick-and-place business on a near-break-even basis, its smaller businesses posted losses. The Postal Automation division stayed in the black despite falling sales. The Material Handling Automation division, however, experienced volume-driven earnings declines in the U.S., took most of the charges mentioned above related to projects in Europe, and posted a significant loss compared to a profit a year earlier. SD’s third-quarter sales of €640 million were down 14% year-over-year, with currency translation accounting for 11 percentage points of the decrease. Orders dropped 24%, to €571 million, including eight percentage points due to currency translation.

Group profit at Siemens Building Technologies (SBT) was €18 million, including €20 million in charges primarily to reduce capacity. Group profit was €23 million in the third quarter a year earlier. Reflecting weakening demand in the construction market, sales fell 10% year-over-year, to €1.156 billion, and orders were down 11%, at €1.137 billion.

Currency translation effects cut eight percentage points from SBT’s sales growth, and seven points from order growth.

In the Power business area, PG’s third-quarter Group profit of €279 million was down from the €476 million level a year earlier, near the peak of the U.S. gas turbine energy boom. The current period includes net gains of €65 million from customer cancellations, and the prior year period benefited from a €44 million gain related to revised estimates of project performance. While third-quarter sales were significantly lower than a year earlier, at €1.530 billion, orders were down just 3% year-over-year, at €1.596 billion. Excluding a 5% currency translation effect, orders rose as PG continued to expand its business with major new orders in Asia/Pacific, Europe, and the Middle East. The Group’s service business grew faster than PG as a whole, and accounted for approximately one-third of Group sales and delivered robust Group profit in the third quarter. PG’s acquisition of Alstom’s small gas turbine business, which was consolidated as of May 1, 2003, made only a modest contribution to sales and earnings growth during the period. PG’s order backlog was €14.5 billion, comparable to recent quarters.

Power Transmission and Distribution (PTD) delivered Group profit of €52 million compared to €43 million in the third quarter a year ago, and boosted its Group profit margin to 6.0% despite a decline in sales. The Group’s High Voltage and Medium Voltage divisions increased their profitability year-over-year. The aggregate effects of currency translation and the divestment of PTD’s Metering division between the two periods under review strongly influenced both sales and orders, by a negative 20% and 21%, respectively. Excluding these effects, PTD’s sales rose 7% and orders grew 11%. Including these effects, sales fell 13%, to €869 million, and orders declined 10%, to €868 million.

In the Transportation business area, Transportation Systems (TS) improved third-quarter Group profit to €74 million from €61 million a year earlier, and raised its earnings margin more than a point to 6.7%. Third-quarter sales of €1.100 billion were unchanged from the level a year earlier, as TS continued to convert previous large orders into current business. While third-quarter orders of €732 million were down 19% year-over-year, including six percentage points due to currency translation, the Group’s order backlog kept pace with recent quarters, at €11.2 billion.

SV further stabilized its earnings position, achieving €111 million in Group profit and improving its earnings margin more than two full points. Diesel injection systems and onboard infotainment systems supported profitability. Both sales and orders were €2.090 billion, down 6% year-over-year, partly caused by the previously communicated transfer of SV’s approximately €800 million (annualized) automotive cockpit module business to an existing joint venture with Faurecia on May 31, 2003. Excluding this transfer and a 6% negative currency translation effect, SV’s sales and orders grew year-over-year.

In the Medical business area, Med led all Siemens Groups with €332 million in Group profit, including a €74 million gain related to the contribution of a portion of its electromedical systems business to its joint venture with Dräger Medical. For comparison, Group profit a year earlier was €243 million. Healthy demand for Med’s innovative imaging systems contributed strongly to quarterly results. Excluding currency translation effects that cut 13 percentage points from sales growth and 12 points from order development, Med increased sales 4% and orders 1% compared to the prior-year quarter despite slower market growth, particularly in the U.S. Including currency translation, third-quarter sales of €1.721 billion were down 9% and orders of €1.702 billion declined 11% year-over-year.

In the Lighting business area, Osram raised its earnings margin above 10% and recorded Group profit of €98 million, compared to €102 million a year earlier. Higher-margin new products continued to brighten Osram’s profitability picture, especially at the Opto Semiconductors division. Excluding currency translation effects that cut 12 percentage points from sales and order growth, volume grew 2% compared to the prior-year quarter. Including currency translation, third-quarter sales and orders of €968 million were down 10% year-over-year.

Other operations consist primarily of non-Group-related operating activities and centrally-held operating equity investments. For the third quarter, other operations contributed Group profit of €6 million, compared to a negative €3 million in the same period a year earlier.

Corporate items, pensions and eliminations

Corporate items, pensions, and eliminations were a negative €377 million in the third quarter, compared to a negative €206 million in the same period a year earlier, which included a gain of €67 million on the sale of an investment. Corporate costs were €150 million, down from €165 million a year earlier. Non-allocated pension expense was higher in the current period, €189 million compared to €61 million a year earlier, and Siemens’ equity share of Infineon’s net loss was also higher, at €43 million compared to €31 million a year earlier.

Financing and Real Estate

Income before income taxes at Siemens Financial Services (SFS) was €71 million, down from €83 million in the third quarter a year earlier, a period that included a high level of investment income. Third-quarter results for Siemens Real Estate (SRE) rose year-over-year, to €77 million from €53 million, as gains from dispositions of real estate assets and reduced financing costs from lower interest rates more than offset the effects of lower occupancy rates.

Income Statement highlights for the third quarter

Net sales for Siemens worldwide were €17.380 billion in the third quarter, compared to €20.482 billion in the same period a year earlier. Net income for Siemens worldwide was €632 million compared to €725 million in the same quarter a year ago.

In Operations, net sales were €17.249 billion, down from €20.308 billion a year earlier. Gross profit margin increased to 28.9% from 28.0%. Among the Groups, in particular Med and SV recorded significantly higher margins as SD and PG reported lower results. Research and development expense was 7.2% of sales, compared to 7.0% in the third quarter a year earlier. Marketing, selling and general administrative expense was 18.1% of sales, up from 17.4% a year ago. Other operating income (expense), net was a positive €81 million, including €65 million in net gains from customer cancellations at PG and a €74 million gain arising from Med’s contribution of assets to a joint venture. Other operating income last year was €43 million, which included a €56 million gain on the sale of a business. Income from investments in other companies was a negative €3 million, down from €48 million in the prior-year period which included a €67 million gain on the sale of an investment.

Sales and order trends in the first nine months

Orders for the first nine months were €56.444 billion, down 16% from €66.854 billion a year earlier, and sales fell 13% to €54.455 billion from €62.726 billion. Excluding currency and the net effect of acquisitions and dispositions, the declines in orders and sales were 8% and 5%, respectively. Orders in Germany for the first nine months of fiscal 2003 were €12.654 billion, down 7% compared to the same period a year earlier. Sales in Germany decreased 7% to €12.282 billion. International orders dropped 18% year-over-year, to €43.790 billion. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international orders was 9%. International sales of €42.173 billion declined 15% year-over-year. Excluding currency translation and the net effects of acquisitions and dispositions, international sales decreased 5%.

Orders in the U.S. for the first nine months were down 36%, to €10.786 billion. Sales in the U.S. declined 25%, to €11.517 billion, driven by expected volume declines at PG following the end of the gas turbine energy boom and by a negative 15% currency translation effect. Nine-month orders in Asia-Pacific fell 7% to €7.526 billion and sales fell 17% year-over-year, to €6.106 billion, in part due to currency translation and the net effect of acquisitions and dispositions. Sales in China fell 19% to €1.922 billion in the first nine months of the current fiscal year, due in large part to the effect of currency translation and dispositions.

Income and earnings per share in the first nine months

Net income for the first nine months of fiscal 2003 was €1.721 billion. Net income for the first nine months a year earlier was €2.544 billion, including non-taxable gains of €936 million related to the sale of shares in Infineon. On a comparable basis, net income improved year-over-year, as did Group profit from Operations, which rose to €3.193 billion from €3.049 billion a year earlier. Earnings per share for the first nine months of this year were €1.93 compared to €2.86 for the same period a year ago.

Liquidity and Balance Sheet highlights for the first nine months

For Siemens worldwide, net cash from operating and investing activities for the first nine months of fiscal 2003 was €527 million. Net cash provided by the operating activities of the Operations component for the first nine months of fiscal 2003 was €1.532 billion after €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. Changes in net working capital (current assets less current liabilities) within Operations used cash of €1.897 billion due in part to a decrease in other current liabilities in particular at PG, as a result of lower advance payments resulting from order cancellations in the U.S. Changes in net working capital in the current period also reflect an increase of inventories, particularly at SD and TS.

Net cash used in investing activities within Operations was €2.482 billion in the first nine months of this fiscal year, including PG’s €505 million initial payment for the acquisition of Alstom’s industrial turbine business and the majority of the worldwide total of approximately €850 million in increases of investments and marketable securities. Investing activities in the first nine months a year ago included transactions related to Siemens’ acquisition of Atecs Mannesmann, most prominently a cash payment of €3.7 billion to Vodafone AG, partially offset by approximately €3.1 billion received from the disposition of Atecs businesses held for sale. The prior-year period also included sales of Infineon shares that generated proceeds totaling €1.522 billion.

Net cash provided by operating activities within the Financing and Real Estate component for the first nine months of fiscal 2003 was €388 million supported by strong earnings, in particular from SFS. Investing activities for the Financing and Real Estate component provided €15 million in net cash during the current nine-month period.

Net cash provided by operating activities of Siemens worldwide was €3.310 billion for the first nine months of fiscal 2003. In addition to the factors noted above, net cash includes a decrease in other current assets of €823 million, primarily from financial instruments related to our international business activities. Net cash used in investing activities of Siemens worldwide was €2.783 billion, influenced primarily by the investing activities of Operations, as noted above. Total assets decreased to €77.220 billion from €77.939 billion at September 30, 2002.

Funding Status of Pension Plans

During the nine-month period ended June 30, 2003, the funding status of Siemens’ principal pension plans improved by approximately €500 million compared to their status on September 30, 2002. The improvement is due primarily to a contribution of €377 million in real estate plus supplemental cash contributions totaling €442 million in the first quarter of fiscal 2003, combined with an increase in the market value of pension plan assets, whose asset allocation was modified during the current fiscal year, reduced by service and interest costs during the nine-month period.

Economic Value Added

Siemens worldwide EVA for the first nine months of fiscal 2003 was positive but lower compared to the same period a year ago, due primarily to nontaxable gains of €936 million on sales of shares in Infineon which occurred in the first two quarters a year earlier. Excluding these gains, EVA increased compared to the prior-year period.

Note: Foreign currency translation, particularly related to the U.S. dollar, can have a significant impact on reported orders and sales. Attached to this Earnings Release is a presentation of the additional impacts of currency translation and transaction exposure on Siemens resulting from the U.S. dollar.

Note: Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold an English-language telephone conference with analysts on July 24, 2003 at 12:00 p.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan”, “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX200307.49 e Thomas Weber 80312 Munich Tel.: +49-89 636-32812; Fax: -36700 E-mail: th.weber@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended June 30, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	1,756	2,029	1,533	2,121	154	69	1,687	2,190	(125)	(84)
Information and Communication Mobile (ICM)	2,313	2,359	2,124	2,472	36	34	2,160	2,506	17	(9)
Siemens Business Services (SBS)	1,297	1,398	992	1,007	291	360	1,283	1,367	17	5
Automation and Drives (A&D)	2,078	2,077	1,751	1,853	323	283	2,074	2,136	203	193
Industrial Solutions and Services (I&S)	911	992	692	800	267	269	959	1,069	5	(32)
Siemens Dematic (SD)	571	751	622	704	18	36	640	740	(64)	12
Siemens Building Technologies (SBT)	1,137	1,280	1,082	1,213	74	74	1,156	1,287	18	23
Power Generation (PG)	1,596	1,648	1,529	2,387	1	13	1,530	2,400	279	476
Power Transmission and Distribution (PTD)	868	966	795	951	74	51	869	1,002	52	43
Transportation Systems (TS)	732	909	1,086	1,098	14	4	1,100	1,102	74	61
Siemens VDO Automotive (SV)	2,090	2,229	2,088	2,227	2	2	2,090	2,229	111	68
Medical Solutions (Med)	1,702	1,916	1,698	1,880	23	2	1,721	1,882	332	243
Osram	968	1,072	946	1,069	22	4	968	1,073	98	102
Other operations(5)	372	511	248	398	147	218	395	616	6	(3)

Total Operations Groups	18,391	20,137	17,186	20,180	1,446	1,419	18,632	21,599	1,023	1,098
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,703)	(1,658)	21	132	(1,404)	(1,423)	(1,383)	(1,291)	(377)	(206)
Other interest expense	—	—	—	—	—	—	—	—	(11)	(14)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	—
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	16,688	18,479	17,207	20,312	42	(4)	17,249	20,308	635	878

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	135	159	108	107	27	52	135	159	71	83
Siemens Real Estate (SRE)	391	394	64	61	327	333	391	394	77	53
Eliminations	—	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	526	553	172	168	351	383	523	551	148	136

Eliminations, reclassifications and Corporate Treasury	1	1	1	2	(393)	(379)	(392)	(377)	43	4

Siemens worldwide	17,215	19,033	17,380	20,482	—	—	17,380	20,482	826	1,018

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	6/30/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	738	1,100	(110)		118		43	85	110	107
Information and Communication Mobile (ICM)	1,681	1,973	105		218		89	101	83	93
Siemens Business Services (SBS)	502	264	(56)		102		56	57	60	67
Automation and Drives (A&D)	1,952	2,197	315		355		49	52	55	60
Industrial Solutions and Services (I&S)	222	315	42		(39)		4	9	13	14
Siemens Dematic (SD)	1,191	975	(88)		(22)		7	14	13	15
Siemens Building Technologies (SBT)	1,550	1,778	38		101		21	27	27	42
Power Generation (PG)	1,047	(144)	(289)		22		542	85	47	37
Power Transmission and Distribution (PTD)	836	928	128		(55)		14	22	16	18
Transportation Systems (TS)	(30)	(741)	(131)		120		19	23	14	16
Siemens VDO Automotive (SV)	3,912	3,746	67		286		150	132	97	114
Medical Solutions (Med)	3,355	3,414	212		261		90	52	59	46
Osram	2,124	2,436	93		(8)		54	79	65	73
Other operations(5)	1,472	535	(473)		141		471	18	14	9

Total Operations Groups	20,552	18,776	(147)		1,600		1,609	756	673	711
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,816)	(3,021)	(422	)(6)	(238	)(6)	10	61	31	19
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,465	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,201	67,699	(569)		1,362		1,619	817	704	730

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,009	8,681	307		(84)		56	39	55	60
Siemens Real Estate (SRE)	3,696	4,090	80		97		71	57	47	51
Eliminations	(501)	(561)	(37	)(6)	(34	)(6)	—	—	—	—

Total Financing and Real Estate	11,204	12,210	350		(21)		127	96	102	111

Eliminations, reclassifications and Corporate Treasury	2,815	(1,970)	485	(6)	125	(6)	—	—	—	—

Siemens worldwide	77,220	77,939	266		1,466		1,746	913	806	841

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the nine months ended June 30, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	5,385	6,830	4,834	7,062	336	325	5,170	7,387	(423)	(366)
Information and Communication Mobile (ICM)	7,122	9,002	7,239	8,258	106	106	7,345	8,364	131	72
Siemens Business Services (SBS)	3,982	4,757	2,981	3,170	907	1,125	3,888	4,295	54	75
Automation and Drives (A&D)	6,467	6,610	5,169	5,368	921	859	6,090	6,227	566	504
Industrial Solutions and Services (I&S)	2,996	3,174	2,106	2,394	772	784	2,878	3,178	(24)	(69)
Siemens Dematic (SD)	1,797	2,198	1,853	2,231	67	60	1,920	2,291	(40)	35
Siemens Building Technologies (SBT)	3,629	4,150	3,395	3,776	195	229	3,590	4,005	63	108
Power Generation (PG)	6,079	9,146	4,993	7,117	13	31	5,006	7,148	950	1,228
Power Transmission and Distribution (PTD)	2,788	3,635	2,342	2,823	175	186	2,517	3,009	142	93
Transportation Systems (TS)	3,256	3,832	3,257	3,112	24	11	3,281	3,123	206	173
Siemens VDO Automotive (SV)	6,408	6,463	6,401	6,458	7	5	6,408	6,463	303	80
Medical Solutions (Med)	5,505	6,027	5,330	5,509	52	13	5,382	5,522	832	717
Osram	3,154	3,310	3,120	3,257	34	53	3,154	3,310	305	270
Other operations(5)	1,294	1,435	847	1,004	460	585	1,307	1,589	128	129

Total Operations Groups	59,862	70,569	53,867	61,539	4,069	4,372	57,936	65,911	3,193	3,049
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,012)	(5,846)	76	196	(3,962)	(4,329)	(3,886)	(4,133)	(1,256)	(751)
Other interest expense	—	—	—	—	—	—	—	—	(37)	(106)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	936
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	54,850	64,723	53,943	61,735	107	43	54,050	61,778	1,900	3,128

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	410	435	322	321	88	114	410	435	213	166
Siemens Real Estate (SRE)	1,182	1,199	188	178	994	1,021	1,182	1,199	187	220
Eliminations	—	—	—	—	(9)	(6)	(9)	(6)	—	—

Total Financing and Real Estate	1,592	1,634	510	499	1,073	1,129	1,583	1,628	400	386

Eliminations, reclassifications and Corporate Treasury	2	497	2	492	(1,180)	(1,172)	(1,178)	(680)	144	(269)

Siemens worldwide	56,444	66,854	54,455	62,726	—	—	54,455	62,726	2,444	3,245

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	6/30/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	738	1,100	(58)		158		131	318	346	339
Information and Communication Mobile (ICM)	1,681	1,973	272		247		235	256	221	267
Siemens Business Services (SBS)	502	264	(224)		(1)		120	152	185	207
Automation and Drives (A&D)	1,952	2,197	753		614		153	158	161	172
Industrial Solutions and Services (I&S)	222	315	(11)		(210)		25	44	37	40
Siemens Dematic (SD)	1,191	975	(326)		(125)		30	53	41	47
Siemens Building Technologies (SBT)	1,550	1,778	214		129		68	95	101	117
Power Generation (PG)	1,047	(144)	(218)		905		627	176	113	111
Power Transmission and Distribution (PTD)	836	928	246		16		43	72	48	54
Transportation Systems (TS)	(30)	(741)	(537)		269		69	91	43	40
Siemens VDO Automotive (SV)	3,912	3,746	64		263		405	346	292	293
Medical Solutions (Med)	3,355	3,414	406		598		230	226	157	140
Osram	2,124	2,436	407		136		172	236	198	216
Other operations(5)	1,472	535	(529)		33		494	40	42	35

Total Operations Groups	20,552	18,776	459		3,032		2,802	2,263	1,985	2,078
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,816)	(3,021)	(1,409	)(6)	486	(6)	3	3,727	63	62
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,465	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,201	67,699	(950)		3,518		2,805	5,990	2,048	2,140

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,009	8,681	300		256		137	190	163	182
Siemens Real Estate (SRE)	3,696	4,090	214		235		138	183	145	151
Eliminations	(501)	(561)	(111	)(6)	(108	)(6)	—	—	—	—

Total Financing and Real Estate	11,204	12,210	403		383		275	373	308	333

Eliminations, reclassifications and Corporate Treasury	2,815	(1,970)	1,074	(6)	(695	)(6)	—	214	—	209

Siemens worldwide	77,220	77,939	527		3,206		3,080	6,577	2,356	2,682

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and
	Siemens worldwide		Corporate Treasury		Operations		Real Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	17,380	20,482	(392)	(377)	17,249	20,308	523	551
Cost of sales	(12,274)	(14,669)	393	377	(12,258)	(14,629)	(409)	(417)

Gross profit on sales	5,106	5,813	1	—	4,991	5,679	114	134
Research and development expenses	(1,248)	(1,425)	—	—	(1,248)	(1,425)	—	—
Marketing, selling and general administrative expenses	(3,190)	(3,610)	2	—	(3,119)	(3,524)	(73)	(86)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €4, fiscal 2002)	124	58	(16)	(22)	81	43	59	37
Income from investments in other companies, net	16	87	—	—	(3)	48	19	39
Income (expense) from financial assets and marketable securities, net	(63)	22	(3)	(21)	(62)	47	2	(4)
Interest income of Operations, net	6	24	—	—	6	24	—	—
Other interest income (expense), net	75	49	59	47	(11)	(14)	27	16

Income before income taxes	826	1,018	43	4	635	878	148	136
Income taxes	(183)	(258)	(9)	3	(140)	(228)	(34)	(33)
Minority interest	(11)	(35)	—	—	(11)	(35)	—	—

Income before cumulative effect of change in accounting principle	632	725	34	7	484	615	114	103
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	—
Net income	632	725	34	7	484	615	114	103

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.71	0.81
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.71	0.81

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.71	0.81
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.71	0.81

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and
	Siemens worldwide		Corporate Treasury(2)		Operations		Real Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	54,455	62,726	(1,178)	(680)	54,050	61,778	1,583	1,628
Cost of sales	(38,899)	(45,280)	1,180	604	(38,872)	(44,651)	(1,207)	(1,233)

Gross profit on sales	15,556	17,446	2	(76)	15,178	17,127	376	395
Research and development expenses	(3,821)	(4,398)	—	(168)	(3,821)	(4,230)	—	—
Marketing, selling and general administrative expenses	(9,930)	(11,177)	2	(88)	(9,712)	(10,876)	(220)	(213)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €4, fiscal 2002)	408	998	(53)	864	347	16	114	118
Income (loss) from investments in other companies, net	44	162	—	(16)	(18)	136	62	42
Income (expense) from financial assets and marketable securities, net	(26)	68	39	29	(64)	52	(1)	(13)
Interest income of Operations, net	27	73	—	—	27	73	—	—
Other interest income (expense), net	186	73	154	122	(37)	(106)	69	57
Gains on sales and dispositions of significant business interests	—	—	—	(936)	—	936	—	—

Income (loss) before income taxes	2,444	3,245	144	(269)	1,900	3,128	400	386
Income taxes(1)	(701)	(708)	(41)	59	(545)	(683)	(115)	(84)
Minority interest	(58)	7	—	2	(58)	5	—	—

Income (loss) before cumulative effect of change in accounting principle	1,685	2,544	103	(208)	1,297	2,450	285	302
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—
Net income (loss)	1,721	2,544	103	(208)	1,336	2,450	282	302

Basic earnings per share
Income before cumulative effect of change in accounting principle	1.89	2.86
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.93	2.86

Diluted earnings per share
Income before cumulative effect of change in accounting principle	1.89	2.86
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.93	2.86

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 period are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and
	Siemens worldwide		Corporate Treasury		Operations		Real Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	1,721	2,544	103	(208)	1,336	2,450	282	302
Adjustments to reconcile net income to cash provided
Minority interest	58	(7)	—	(2)	58	(5)	—	—
Amortization, depreciation and impairments	2,356	2,682	—	209	2,048	2,140	308	333
Deferred taxes	10	(204)	—	(187)	12	7	(2)	(24)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(188)	(1,106)	—	(936)	(125)	(101)	(63)	(69)
Losses (gains) on sales of investments, net	7	(148)	—	7	7	(155)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	936	—	(936)	—	—
Losses (gains) on sales and impairments of marketable securities, net	25	(10)	9	(2)	15	(11)	1	3
Loss (income) from equity investees, net of dividends received	59	90	—	17	103	105	(44)	(32)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(874)	16	—	86	(932)	(108)	58	38
(Increase) decrease in accounts receivable, net	1,303	1,966	252	555	1,049	1,371	2	40
Increase (decrease) in outstanding balance of receivables sold	(550)	(462)	(259)	(462)	(291)	—	—	—
(Increase) decrease in other current assets	823	(80)	593	(711)	270	656	(40)	(25)
Increase (decrease) in accounts payable	(873)	(1,309)	(9)	(249)	(892)	(1,062)	28	2
Increase (decrease) in accrued liabilities	124	(47)	—	43	124	(80)	—	(10)
Increase (decrease) in other current liabilities	(870)	(442)	521	18	(1,225)	(503)	(166)	43
Supplemental contributions to pension trusts	(442)	—	—	—	(442)	—	—	—
Change in other assets and liabilities	621	864	180	442	417	434	24	(12)

Net cash provided by (used in) operating activities	3,310	4,347	1,390	(444)	1,532	4,202	388	589
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,888)	(2,606)	—	(149)	(1,619)	(2,089)	(269)	(368)
Acquisitions, net of cash acquired	(547)	(3,710)	—	—	(547)	(3,710)	—	—
Purchases of investments	(645)	(261)	—	(65)	(639)	(191)	(6)	(5)
Purchases of marketable securities	(203)	(88)	(92)	(36)	(109)	(11)	(2)	(41)
Increase in receivables from financing activities	(144)	(43)	(508)	(506)	—	—	364	463
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	259	462	—	—	(259)	(462)
Proceeds from sales of long-term investments,
intangibles and property, plant and equipment	499	741	—	—	313	538	186	203
Proceeds from sales and dispositions of businesses	96	4,720	—	—	96	4,720	—	—
Proceeds from sales of marketable securities	49	106	25	43	23	59	1	4

Net cash (used in) provided by investing activities	(2,783)	(1,141)	(316)	(251)	(2,482)	(684)	15	(206)
Cash flows from financing activities
Proceeds from issuance of capital stock	—	156	—	—	—	156	—	—
Purchase of common stock of Company	—	(152)	—	—	—	(152)	—	—
Proceeds from issuance of treasury shares	4	81	—	—	4	81	—	—
Proceeds from issuance of debt	2,702	256	2,702	256	—	—	—	—
Repayment of debt	(742)	(809)	(742)	(809)	—	—	—	—
Change in short-term debt	(171)	(3)	(544)	85	433	(53)	(60)	(35)
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid	(888)	(888)	—	—	(888)	(888)	—	—
Dividends paid to minority shareholders	(82)	(95)	—	—	(82)	(95)	—	—
Intracompany financing	—	—	(978)	2,742	1,316	(2,401)	(338)	(341)

Net cash provided by (used in) financing activities	823	(1,456)	438	2,272	783	(3,352)	(398)	(376)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(309)	(121)	(245)	(80)	(62)	(39)	(2)	(2)
Net increase (decrease) in cash and cash equivalents	1,041	1,246	1,267	1,114	(229)	127	3	5
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	12,237	9,048	11,536	7,974	644	1,034	57	40

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2003 and September 30, 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	6/30/03	9/30/02	6/30/03	9/30/02	6/30/03	9/30/02	6/30/03	9/30/02

ASSETS
Current assets
Cash and cash equivalents	12,237	11,196	11,536	10,269	644	873	57	54
Marketable securities	805	399	101	25	684	356	20	18
Accounts receivable, net	13,886	15,230	(10)	(7)	10,725	12,058	3,171	3,179
Intracompany receivables	—	—	(9,973)	(13,284)	9,883	13,209	90	75
Inventories, net	11,056	10,672	(5)	(5)	11,039	10,592	22	85
Deferred income taxes	1,236	1,212	197	64	1,034	1,143	5	5
Other current assets	5,437	5,353	1,050	1,028	3,424	3,306	963	1,019

Total current assets	44,657	44,062	2,896	(1,910)	37,433	41,537	4,328	4,435

Long-term investments	5,560	5,092	—	2	5,239	4,797	321	293
Goodwill	6,140	6,459	—	—	6,059	6,369	81	90
Other intangible assets, net	2,349	2,384	—	—	2,328	2,362	21	22
Property, plant and equipment, net	10,811	11,742	1	2	7,130	7,628	3,680	4,112
Deferred income taxes	3,497	3,686	807	764	2,534	2,771	156	151
Other assets	4,206	4,514	98	103	1,491	1,304	2,617	3,107
Other intracompany receivables	—	—	(987)	(931)	987	931	—	—

Total assets	77,220	77,939	2,815	(1,970)	63,201	67,699	11,204	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,974	2,103	398	1,143	1,456	785	120	175
Accounts payable	7,543	8,649	(10)	6	7,337	8,453	216	190
Intracompany liabilities	—	—	(6,906)	(7,776)	1,669	1,799	5,237	5,977
Accrued liabilities	9,568	9,608	18	18	9,274	9,445	276	145
Deferred income taxes	670	661	(237)	(206)	679	647	228	220
Other current liabilities	11,981	13,691	373	375	11,313	12,853	295	463

Total current liabilities	31,736	34,712	(6,364)	(6,440)	31,728	33,982	6,372	7,170

Long-term debt	12,448	10,243	11,317	6,833	695	2,974	436	436
Pension plans and similar commitments	5,130	5,326	—	—	5,102	5,299	28	27
Deferred income taxes	211	195	14	(50)	88	119	109	126
Other accruals and provisions	3,212	3,401	24	28	2,879	3,068	309	305
Other intracompany liabilities	—	—	(2,176)	(2,341)	226	45	1,950	2,296

	52,737	53,877	2,815	(1,970)	40,718	45,487	9,204	10,360

Minority interests	535	541	—	—	535	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,129,351,214 and 1,145,917,335 shares, respectively
Issued: 890,474,546 and 890,374,001 shares, respectively	2,671	2,671
Additional paid-in capital	5,055	5,053
Retained earnings	22,304	21,471
Accumulated other comprehensive income (loss)	(6,082)	(5,670)
Treasury stock, at cost. 1,133 and 49,864 shares, respectively	—	(4)

Total shareholders’ equity	23,948	23,521	—	—	21,948	21,671	2,000	1,850

Total liabilities and shareholders’ equity	77,220	77,939	2,815	(1,970)	63,201	67,699	11,204	12,210

Foreign Exchange Rate Impacts (USD) on Siemens (Q3/2003)

→	Currency Translation Exposure

Translation exposure arises from translating the currencies which affect our balance sheet and income statement amounts into the Euro, our reporting currency. In relation to the U.S. dollar (USD), the impact of currency translation on worldwide Group Profit margins has been negligible, or slightly positive, with the exception of PG. This results from the fact that the Group Profit margins of our U.S. businesses have generally been lower than the overall Group Profit margin for the Groups on a worldwide basis.

→	Transaction Exposure

Transaction exposure relates to the actual impact on our operations resulting from fluctuations in currencies other than the local currency of an individual operation. In relation to the USD, this effect has also typically been negligible in that USD denominated sales are largely offset by production and worldwide procurement activities also denominated in USD, creating a so-called “natural hedge”. In addition to the natural hedge, we enter into foreign exchange contracts to cover at least 75% of total foreign currency exposure.

→	Foreign Currency Management

In addition to operating cash flows, financing of our U.S. activities typically occurs in Euros. The foreign currency exposure resulting from this financing is covered by forward exchange contracts and does not materially affect consolidated earnings. However, future cash flows vary (up to now, the effect has been positive due to the falling U.S. dollar) but may balance out over the longer term as they reflect currency exchange rate development.

→	Economic Risk

Competitors which operate primarily on a USD basis may use this currency-related advantage in establishing pricing levels in their markets. This risk cannot be managed through financial instruments and results in a vulnerability for certain of our divisions which currently do not have a completely diversified business structure.

Foreign Exchange Rate Impacts (USD) on Siemens (Q3/2003)

	Translation1) (Impact of declining USD on Group profit margin)	Transaction-Exposure2) (before hedging)

ICN	0	<
ICM	0	~
SBS	0	~
A&D	+	>
I&S	0	~
SD	0	~
SBT	0	~
PG	–	>
PTD	0	>
TS	0	~
SV	0	~
Med	+	>
Osram	+	~

“Value added” refers to all production activities and services, including selling and R&D activities. For the purposes of this analysis, these activities have a value measured by the cost of production or services in terms of wages, salaries, other costs and expenses.

1)	A change of € 0.10 Cent in the USD exchange rate has a maximum effect on Group Profit margin of 0.5% points

2)	Sales minus value added and purchased goods & services (the maximum difference amounted to 10%-points at ICN, A&D, PG and Med)

0	negligible

–	slightly negative

+	slightly positive

~	Sales equals value added and purchased goods & services (+/- equal value)

<	Sales less than value added and purchased goods & services

>	Sales greater than value added and purchased goods & services

Terminology update

As a result of the implementation of the new rule Conditions for Use of Non-GAAP Financial Measures of the U.S. Securities and Exchange Commission (SEC), beginning in the second quarter Siemens changed the terminology and definition of certain terms used in its financial reporting especially relating to its Groups.

Summarized information specifying the changes is provided in the table below:

New terminology/definition	Previous terminology/definition

Group	Segment/group

Designates a reportable segment.	Previously both terms were used.

Group profit	EBIT

Measure of individual segment profit or loss.

Definition remains unchanged: “Earnings before financing interest, certain pension costs, income taxes and certain one-time items, which do not relate to the business performance of the Groups.”

Other operations

New line item within the Segment information table which primarily refers to certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte) and other operating activities not associated with a Group.	No comparable previous line item. “Other operations” was part of the former line item “Corporate, eliminations”.

Group profit from Operations	EBIT from Operations

Total of the individual Groups’ profit including “Other operations”.	No longer acceptable Non-GAAP Siemens measure under new SEC rules.

Definition changed. The former line item “Corporate, eliminations” is now separated into “Other operations” which is included in Group profit from Operations, and “Corporate items, pensions and eliminations” which is included in “Reconciliation to financial statements”.	EBIT from Operations had been the total of the segments’ EBIT and “Corporate, eliminations”.

EBIT from Operations can be calculated as total of Group profit from Operations plus “Corporate items, pensions and eliminations”(1).

Corporate items, pensions and eliminations

New element of the line item “Reconciliation to financial statements” within the Segment information table.	No comparable previous line item. “Corporate items, pensions and eliminations” was part of the former line item “Corporate, eliminations”(2).

Includes all other items of the former “Corporate, eliminations” which refer to centrally managed items unrelated to operating activities. These comprise, among others, corporate charges such as personnel cost, corporate projects, certain non-allocated pension costs and corporate-related derivative activities. Also included are certain centrally-held investments, primarily the equity investment in Infineon which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

(1)	Reconciliation from “Group profit from Operations” to “EBIT from Operations”:	(2)	Reconciliation from “Corporate items, pensions and eliminations” to “Corporate, eliminations”:

(in millions of euros)	3rd quarter		first nine months		(in millions of euros)	3rd quarter		first nine months
	2003	2002	2003	2002		2003	2002	2003	2002

Group profit from Operations	1,023	1,098	3,193	3,049	Corporate items, pensions and eliminations	(377)	(206)	(1,256)	(751)
Corporate items, pensions and eliminations	(377)	(206)	(1,256)	(751)	Other operations	6	(3)	128	129

EBIT from Operations	646	892	1,937	2,298	Corporate, eliminations	(371)	(209)	(1,128)	(622)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July 24, 2003	/s/ CHARLES HERLINGER Name: Charles Herlinger Title: Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD Name: Daniel Satterfield Title: Director